1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
 (Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Board of Directors Makes Several Resolutions
Hsinchu Science Park, Taiwan, November 8, 2005 — Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC” or “the Company”) (TAIEX: 2330, NYSE: TSM) today held a meeting of the Board of Directors, at which the Board of Directors made several resolutions:
1.	Approved capital appropriation in the amount of US$706,500,000 to expand its 12-inch Fabs’ capacities of 65 nanometer process, and 8-inch fabs’ capacities of 0.18-micron and 0.15-micron processes.
2.	Approved the investment of no more than US$75,000,000 in establishing a new venture capital fund, and gave VentureTech Alliance Management Co. (VTA) the mandate to manage the fund. VTA was subsequently retained for the management of two venture capital funds set up by TSMC.
3.	Approved capital increase in the amount of NT$12,188,340 to reflect the issuance of 1,218,834 new TSMC common shares as a result of employees exercising their stock options between July 1 and September 30, 2005. Subsequent to such capital increase, the registered paid-in capital of TSMC shall be NT$247,273,476,370.
4.	Promoted Dr. C.C. Wei and Dr. Mark Liu as TSMC senior vice presidents. Dr. Wei and Dr. Liu will continue to be in charge of TSMC’s fab operation and related matters.
5.	Appointed Ms. Jessica Chou as controller of TSMC.
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com
For further information, please contact:
Mr. Richard Chung
PR Principal Specialist
Tel: 886-3-666-5038 (O) / 886-911-258-751(Mobile)
Fax:03-5670121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 8, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer